Exhibit 99.1

11 Hamenofim St., Building B, Herzliya 4672562, Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 10, 2022

Dear NeuroSense Therapeutics Ltd. Shareholders:

We cordially invite you to attend a Special General Meeting of Shareholders (the “Meeting”), of NeuroSense Therapeutics Ltd. (the “Company”), to be held at 11 a.m. (Israel time) on March 10, 2022 at our offices at 11 Hamenofim St., Building B, Herzliya 4672562, Israel.

The Meeting is being called for the following purposes:

(1)	To ratify the election of each of Mr. Cary Claiborne and Ms. Christine Pellizzari as an external director of the Company, each for a three year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”); and

(2)	To approve the compensation of each of our external directors and Dr. Revital Mandil-Levin in accordance with the requirements of the Companies Law.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Our Board of Directors unanimously recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on January 31, 2022 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Special General Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form.

NeuroSense Therapeutics Ltd.

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of NeuroSense Therapeutics Ltd. (“NeuroSense” or the “Company”), to be voted at a Special General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held 11 a.m. (Israel time) on March 10, 2022, at our offices at 11 Hamenofim St., Building B, Herzliya 4672562, Israel.

This Proxy Statement, the attached Notice of Special General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about February 2, 2022 to holders of NeuroSense ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on January 31, 2022, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	To ratify the election of each of Mr. Cary Claiborne and Ms. Christine Pellizzari as an external director of the Company, each for a three year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”); and

(2)	To approve the compensation of each of our external directors and Dr. Revital Mandil-Levin in accordance with the requirements of the Companies Law.

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote ”FOR” each of the above proposals.

Quorum

On January 31, 2022, we had approximately 10,943,534 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, January 31, 2022, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our amended and restated articles of association, the quorum required for general meetings of shareholders is at least two shareholders present in person or by proxy (including by voting deed) holding 25% or more of our voting rights. A meeting adjourned for lack of a quorum will be adjourned to the following week on the same day, at the same time and at the same place. If a legal quorum was also not present at the adjourned meeting a half an hour after the time scheduled for it - the members present will be considered a legal quorum.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

In addition, the approval of Proposal 1 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

In addition, the approval of Proposal 2 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of Proposals 1 and 2, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, 50% or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of Proposals 1 and 2, is (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company. A personal interest excludes a personal interest that does not derive from relationship with a controlling shareholder.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on Proposals 1 and 2; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder is a controlling shareholder or has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 1 and 2, as the case may be. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on either proposal, you should indicate the existence of a personal interest on the enclosed proxy card (if applicable) and should furthermore contact our Chief Financial Officer, Or Eisenberg, +1 617 861 2946 or at or@neurosense-tx.com, who will advise you as to how to submit your vote for that proposal. If you hold your shares in ”street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our Chief Financial Officer on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC., these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 11 Hamenofim St., Building B, Herzliya 4672562, Israel, or our registrar and transfer agent receives it in the enclosed envelope, not later than forty-eight (48) hours before the time fixed for the Meeting (that is, by 11 a.m. (Israel time) on March 8, 2022), or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 11 a.m. (Israel time) on March 8, 2022 (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to indicate in writing and/or contact the Company if you are a controlling shareholder or have a personal interest in the approval of Proposals 1 or 2, respectively. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on January 31, 2022. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on January 31, 2022, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the Chief Financial Officer of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about February 2, 2022. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (“SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, https://www.neurosense-tx.com. The contents of that website are not a part of this Proxy Statement.

PROPOSAL 1

RATIFICATION OF ELECTION OF EXTERNAL DIRECTORS

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are generally required to appoint at least two external directors.

The appointment of initial external directors must be made by a general meeting of our shareholders no later than three months following the closing of the Company’s initial public offering.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a meeting of shareholders, provided that either:

●	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

●	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The term “controlling shareholder” as used in the Companies Law for purposes of all matters related to external directors and for certain other purposes, means a shareholder with the ability to direct the activities of the company, other than by virtue of being a director or other office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company or (ii) the right to appoint directors of the company or its chief executive officer. With respect to certain matters (various related party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The initial term of an external director is three years. Thereafter, an external director may be re-elected, subject to certain circumstances and conditions, by shareholders to serve in that capacity for up to two additional three-year terms, provided that either:

●	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such re-election exceeds 2% of the aggregate voting rights in the company, subject to additional restrictions set forth in the Companies Law with respect to affiliations of external director nominees;

●	the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described in the paragraph above; or

●	his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements (as described above regarding the re-election of external directors). Prior to the approval of the re-election of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment or violating their duty of loyalty to the company. An external director may also be removed by order of an Israeli court if, following a request made by a director or shareholder of the company, the court finds that such external director has ceased to meet the statutory qualifications for his or her appointment as stipulated in the Companies Law or has violated his or her duty of loyalty to the company.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no controlling shareholder or any shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director any affiliation or other disqualifying relationship with a person then serving as chair of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “relative” is defined in the Companies Law as a spouse, sibling, parent, grandparent or descendant, a spouse’s sibling, parent or descendant and the spouse of each of the foregoing persons. Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined in the Companies Law as a general manager (i.e., chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or an Israeli stock exchange. A person may also not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to the Companies Law and regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below); provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the independence requirements of Nasdaq rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of the following: (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his or her position in the company or (iii) at least five years of experience serving in one of the following capacities or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Mr. Cary Claiborne and Ms. Christine Pellizzari became members of our Board immediately prior to closing of our initial public offering, and they were designated to serve and hold office as external directors for a term of three years commencing as of the date of the Company's general meeting of shareholders approving their appointment and compensation as external directors convened following the initial public offering. Both external directors are required to serve on our audit committee and compensation committee, and at least one external director is required to serve on each other committee of our Board that is authorized to exercise the powers of the Board. If their election is ratified and their compensation is approved at the Meeting, Mr. Claiborne will continue to serve as the Chairman of our audit committee and as a member of our compensation committee, and Ms. Pellizzari will continue to serve as the Chairman of our compensation committee and as a member of our audit committee.

The Company believes that Mr. Claiborne and Ms. Pellizzari’s extensive experience in the biotechnology industry qualify them to serve on the Board. The Company has received a statement from each of Mr. Claiborne and Ms. Pellizzari in which they declare that they meet all of the requirements applicable to external directors as set forth in the Companies Law.

The Board has determined that Mr. Cary Claiborne possesses requisite financial and accounting expertise, while Ms. Christine Pellizzari possesses requisite professional qualifications as required under the Companies Law. The Board has also determined that each of Mr. Claiborne and Ms. Pellizzari satisfies the independent director requirements under the Nasdaq Listing Rules and that Mr. Cary Claiborne is also a “financial expert” under the rules of the Securities and Exchange Commission and Nasdaq. The Board has furthermore determined that each of Mr. Claiborne and Ms. Pellizzari qualify as an “expert” external director for purposes of the Companies Law regulations that govern external director compensation.

The background information for each of Mr. Claiborne and Ms. Pellizzari, whose election as an external director will be subject to ratification at the Meeting, appears below:

Cary Claiborne Mr. Claiborne is the owner and chief executive officer of Prosperity Capital Management LLC, a private investment and advisory firm. From 2014 until 2017, Mr. Claiborne served as the chief financial officer and board member of Indivior PLC. In November 2021, Mr. Claiborne was appointed to the board of Adial Pharmaceuticals, Inc. Mr. Claiborne was also a director on the Board of Directors of New Generation Biofuels Inc. and MedicAlert Foundation, where he also served as the chair of the audit and finance committees. From 2011 to 2014, Mr. Claiborne was the chief financial officer of Sucampo Pharmaceuticals Inc., a public global biopharmaceutical company focused on drug discovery, development, and commercialization. Mr. Claiborne graduated from Rutgers University with a B.A. in Business Administration. He also holds an M.B.A from Villanova University and was previously a NACD Governance Fellow.

Christine Pellizzari Ms. Pellizzari has served as the Chief Legal Officer of Science 37 since July 2021. Prior to joining Science 37, Ms. Pellizzari served as the General Counsel and Corporate Secretary of Insmed, Inc., a public biotech company focused on serious and rare diseases, from 2013 to 2018 and as Chief Legal Officer from 2018 to 2021. She also currently serves on the board of directors of Tempest Therapeutics, a public clinical-stage oncology company, and Celsion Corporation, a public a clinical-stage development company focused on DNA mediated immunotherapy and next-generation nucleic vaccines. Prior to Insmed, Christine held various legal positions of Pharmaceuticals, Inc., most recently as Executive Senior Vice President, General Counsel and Secretary. Prior to Aegerion, she served as Senior Vice President, General Counsel and Secretary of Dendrite International, Inc. Christine joined Dendrite from the law firm of Wilentz, Goldman & Spitzer, where she specialized in health care transactions and related regulatory matters. She has nearly three decades of relevant experience, including having served for over 25 years as CLO and General Counsel of publicly traded companies in biopharmaceutical and related industries. Christine earned her B.A. in Legal Studies from the University of Massachusetts, Amherst and J.D. from the University of Colorado School of Law.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

 ”RESOLVED, to ratify the election of Mr. Cary Claiborne as an external director of the Company for a three-year term subject to, and in accordance with, the Companies Law” and

“FURTHER RESOLVED, to ratify the election of Ms. Christine Pellizzari as an external director of the Company for a three-year term subject to, and in accordance with, the Companies Law.”

Required Vote

The vote required for the ratification of Proposal 1 is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval of Proposal 1 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

Board Recommendation

The Board unanimously recommends that you vote ”FOR” the ratification of the election of each of the two external directors.

PROPOSAL 2

APPROVAL OF COMPENSATION TO OUR EXTERNAL DIRECTORS

AND DR. MANDIL-LEVIN

The compensation of our independent directors was approved by our Board and shareholders prior to the closing our initial public offering. Our Board of Directors recommends that the Company align the compensation of our external directors under the Companies Law and our recently appointed Board member, Dr. Revital Mandil-Levin (whom the Board has determined satisfies the independent director requirements under the Nasdaq Listing Rules), with the compensation of our other independent directors under the Nasdaq Listing Rules. As previously announced by the Company, the Board appointed Dr. Mandil-Levin to the Board to replace Ms. Yael German, who resigned from the Board effective January 4, 2022 in connection with her appointment as the Israeli ambassador to France.

The independent director compensation below was approved by our Board after conducting a review of compensation paid to directors at comparable companies traded on Nasdaq and is in accordance with the regulations promulgated under the Companies Law.

The compensation of directors approved by our Board and shareholders prior to the closing our initial public offering provides for the payment of an annual retainer of $40,000 plus applicable VAT, with an additional annual payment for service on board committees as follows: $15,000 plus applicable VAT for the chairperson of any board committee (such additional payment for only one committee chair) and an additional amount of $10,000 plus VAT for membership on any board committee (such additional payment for up to two committees, provided that if a director is serving as chair of one committee and member of one or more other committees, such director would receive one payment as committee chair and one payment as committee member). As required by the Companies Law, our external directors serve on both the audit committee and compensation committees and act as its chairpersons (Mr. Claiborne as chairperson of our audit committee and Ms. Pellizzari as chairperson of our compensation committee).

In addition, the compensation of directors for their service on the Board includes a grant of options to acquire 72,000 ordinary shares pursuant to the Company’s 2018 Employee Share Option Plan, one-third of which vests one year from the grant date and the remainder of which vests quarterly and become fully vested three years from the grant date at an exercise price equal to the closing price per share on the respective grant date (in this case, the date of the Meeting), subject to such director’s continued service through such date.

The annual fees referred to above are intended to be fixed-fees and shall be paid on a quarterly basis. The annual fees are payable for all meetings of the Board and any Board’s committees and there is no limit regarding the number and/or hours of meetings. Directors are also be entitled to reimbursement of expenses incurred in connection with their participation at meetings of the Board and its committees and to liability insurance coverage and indemnification and exculpation arrangements available to all officers and directors of the Company.

The options to be granted each external director and Dr. Mandil-Levin will have an exercise price equal to the closing price per share on Nasdaq on the date of the Meeting.

The Compensation Policy adopted by the board and our shareholders prior to our IPO provides that each non-employee Board member may be granted an annual equity-based award with a value at the time of grant of up to $250,000. The value of the proposed grant of 72,000 options to each external director and Dr. Mandil-Levin on January 25, 2022, the date of Board approval of the grant, based on an exercise price equal to the closing price of the Company’s ordinary shares on Nasdaq on such date ($2.18) was approximately $88,000, based on a Black Scholes valuation model. Because the value of the option award depends on a number of factors that cannot be determined in advance of the Meeting and the exercise price of the options cannot be determined until the close of trading on the date of the Meeting, in the event of a significant increase in market price of the Company’s ordinary shares there is a possibility that the value of the options to be granted to our external directors and Dr. Mandil-Levin may exceed $250,000. By voting to approve this Proposal 2, shareholders will also be deemed to approve a one-time exception to the $250,000 cap under the Compensation Policy, if such an exception is necessary.

If during their term as external directors, the Company increases the remuneration payable to any “other directors” (as defined in the Companies Regulations, 5760 – 2000 (Rules Regarding Compensation and Expenses of External Directors)) (the “Companies Regulations”) or grants options or other share-based remuneration to “other directors”, each external director will be entitled, without further approval, to receive proportionally increased remuneration or additional share-based compensation.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, to approve the compensation of each of Mr. Cary Claiborne and Ms. Christine Pellizzari, as external directors of the Company, and Dr. Mandil-Levin, as described in this proxy statement.

Required Vote

The vote required for the approval of Proposal 2 is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval of Proposal 2 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval in the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the approval of the compensation of the external directors and Dr. Mandil-Levin.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Special General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

 The Company’s final prospectus from its initial public offering, filed with the SEC on December 10, 2021, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://neurosense.investorroom.com.

 The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Herzliya, Israel

February 2, 2022